TERM SHEET
FOR SERIES A-5 PREFERRED STOCK FINANCING OF
ONEDOME GLOBAL, INC.
DECEMBER 13, 2018

This Term Sheet summarizes the principal terms of the Series A-5 Preferred Stock Financing of OneDome Global Inc., a California benefit corporation (the "**Company**").

Offering Terms

Security Being Sold:	Series A-5 Preferred Stock (the "**Series A-5**")
Offering Size:	The offering (the "**Offering**") of the Series A-5 consists of a crowdfunding component (the "**Crowdfunding Offering**") of a maximum of $1,065,600 and a private placement component under SEC Rule 506(c) to accredited investors (the "**Private Placement**") of up to $2,267,733.33, for a potential total offering of $3,333,333.33 The Private Placement may increase to the extent the Crowdfunding Offering is less than $1,065,600.
Closings:	The initial closing of the Crowdfunding Offering will be at such time chosen by the Company when at least $99,900 has been raised. There will be a final closing of the Crowdfunding Offering on a date chosen by the Company not later than April 30, 2019, as may be extended by the Company. There will be closings of the Private Placement on such dates selected by the Company prior to a planned end date of April 30, 2019, which may be extended by the Company. Each such closing is referred to as a "**Closing**".
Price Per Share:	$1.11 (the "**Original Purchase Price**")
Minimum Investment:	The minimum investment in the Offering is $1,111, which minimum may be increased, decreased, or waived by the Company. .
Number of Shares of Series A-5 in the Offering:	The Offering consists of a maximum of 3,003,003 shares, of which up to 960,000 may be sold in the Crowdfunding Offering and the 2,043,003 balance of which may sold in the Private Placement.
Pre-Money Valuation:	The fully-diluted pre-money valuation is approximately $22.45M. This is based on 20,226,581 outstanding common equivalents, excluding 2,254,310 outstanding common shares that will never vest and including an option pool of approximately 1.35M shares. The shares that will never are among the shares issued to the founders and they remain outstanding as their allocation among the founders depends on future performance.
Prior Series A Financings:	3.7 million shares of Series A-4 Preferred Stock were sold at $0.90 per share raising $3.33M in early October. Prior convertible

securities of an aggregate of approximately $2.37M were converted into 4.15M shares of Series A-1, A-2, and A-3 Preferred Stock. These shares are held primarily by venture capital funds, partners in venture capital funds, and professional angel investors.

Series A Preferred Definition: The "**Series A Preferred**" consists of the Series A-5 plus the Series A-1, A-2, A-3, and A-4 Preferred Stock.

ARTICLES OF INCORPORATION

Dividends: Non-cumulative dividends will be paid on the Series A Preferred in an amount equal to 6% of the Original Purchase Price per share when, if, and as declared by the Board.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First pay one times the Original Purchase Price plus declared and unpaid dividends on each share of Series A Preferred. The balance of any proceeds shall be distributed pro rata to holders of Common Stock of the Company (the "**Common Stock**").

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license (other than in a specified field of use) or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above. Earn-out will not be factored into amount of initial liquidation preference payout but indemnification escrow will be, provided that earn-out payments will be allocated to the liquidation preference rights of the Series A Preferred to the extent that any indemnification escrow proceeds are not paid to the holders thereof.

Voting Rights: The Series A Preferred shall vote together with the Common Stock on an as-converted into Common Stock basis, and not as a separate class except as provided under "Protective Provisions below.

The Board shall consist of four members, two of whom will be elected by the holders of a majority of the Common Stock, voting as a separate class (the "**Common Directors**"), one of whom will be elected by the holders of a majority of the Series A Preferred, voting separately as a class (the "**Series A Director**"), and one of whom will be elected by the holders of a majority of the Common Stock and Preferred Stock voting together (the "**Joint Director**"). The Series A

Director, currently Bo Shen, is chosen by Evolve (BVI) Holdings Ltd. ("**Evolve**") so long as Evolve owns at least 50% of the Series A Preferred it acquired originally. The Common Directors include the CEO, currently Bertram Meyer, plus one other person, currently Leila Amirsadeghi. The Joint Director, currently Parker Johnson, is an independent director chosen by the unanimous consent of the Common Directors and the Series A Director.

Protective Provisions:

So long as more than 1,500,000 shares of Preferred Stock, excluding shares of Series A-5, are outstanding, in addition to any other vote or approval required under the Company's articles of incorporation or by-laws, the Company will not, without the written consent of the holders of at least sixty percent (60%) of the Company's then outstanding Preferred Stock excluding then outstanding shares of the Series A-5, either directly or by amendment, merger, consolidation, or otherwise :

(i)   liquidate, dissolve or wind-up the affairs of the Company;

(ii)   effect any merger or consolidation or any other Deemed Liquidation Event;

(iii)   amend, alter, or repeal any provision of (A) the articles of incorporation of the Company, or (B) the bylaws of the Company, if such articles of incorporation or bylaw amendment adversely affects the Preferred Stock vis a vis the Common Stock;

(iv)   create or issue a series of preferred shares having a preference over, or being on a parity with, any series of the Preferred Stock with respect to dividends or liquidation or, if redeemable, as to redemption, or create or issue debt convertible into such a series;

(v)   alter or change the rights, preferences or privileges granted to or the restrictions imposed upon the Preferred Stock in such a way that adversely affects the Preferred Stock (subject to a series vote of each series of Preferred Stock which is adversely affected in a manner different than other series);

(vi)   approve the purchase, redemption or other acquisition of any securities of the Company, other than pursuant to agreements with an employee, director or consultant approved by the Board giving the Company the right to repurchase shares of Common Stock upon the termination of such person's services;

(vii)   increase or decrease the authorized number of directors on the Board;

(viii)   authorize the payment of a dividend to any holders of any class or series of capital stock;

(ix)   incur indebtedness for borrowed money in excess of $250,000 other than indebtedness to fund working capital requirements of the Company such as bank credit lines or to fund purchases or capital leases of equipment; or

(x)   create or sell any subsidiary or joint venture in a transaction which either is not approved by the Board or which involves substantially all of the Company's IP assets either (a) in the US or (b) outside of the US.

So long as more than 1,500,000 shares of Series A Preferred are outstanding, in addition to any other vote or approval required under the Company's articles of incorporation or by-laws, the Company will not, without the written consent of the holders of at least sixty percent (60%) of the Company's then outstanding Series A Preferred, either directly or by amendment, merger, consolidation, or otherwise:

(i)   adversely alter, waive, or change the rights, preferences, or privileges granted to or the restrictions imposed upon the Series A Preferred so as to affect them **in** a manner different than other series of Preferred Stock or

(ii)   increase the number of shares of preferred stock which are designated as Series A Preferred.

Certain of the forgoing matters may also require a majority vote of the outstanding Preferred Stock and/or Series A Preferred pursuant to the California Corporations Code and for such purposes, the outstanding Series A-5 would vote and be factored in the majority vote calculation.

In addition, absent the vote or written consent by the holders of at least a majority of the outstanding shares of a particular series of Series A Preferred Stock, the Company shall not (a) increase the number of shares of such series or (b) alter or change the rights, preferences or privileges granted to or the restrictions imposed upon such series in such a way that adversely affects such series in a manner different than the other series of Series A Preferred Stock.

Optional Conversion: The Series A Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described below under "Anti-dilution Provisions."

Anti-dilution Provisions: In the event that the Company issues additional securities at a purchase price less than the current Series A Preferred conversion price, such conversion price shall be adjusted in accordance with a broad-based weighted average formula.

The following issuances shall not trigger anti-dilution adjustment:

(i) securities issuable upon conversion of any of the Series A Preferred, or as a dividend or distribution on the Series A Preferred; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; (iv) securities issued or issuable in connection with bona fide acquisitions, mergers, strategic partnership or commercial transactions, licenses, real estate or equipment leases, loans or similar transactions, the terms of which are approved by the Board; and (v) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan, agreement, or arrangement approved by the Company's Board of Directors.

Mandatory Conversion: Each share of Series A Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering at a price per share in excess of $10 (as adjusted for intervening stock splits, reverse stock splits, and like events) in which the aggregate gross cash proceeds to the Company equals or exceeds $30,000,000 (a "Qualified IPO"), or (ii) upon the written consent of the holders of a majority of the Preferred Stock.

Redemption Rights: The Series A Preferred shall not be redeemable.

SUBSCRIPTION AGREEMENT

Representations and Warranties: Standard representations and warranties by the Company and subscriber for the Series A-5 ("**Subscriber**").

Conditions to Closing:	Standard conditions to Closing, which shall include, among other things, the filing of amended and restated articles of incorporation establishing the rights and preferences of the Series A Preferred.
Lock-Up (Stand-Off):	Subscribers shall agree in connection with the Company's initial public offering (the "**IPO**"), if requested by the managing underwriter, not to sell or transfer any shares of Common Stock of the Company (including shares acquired in or following the IPO) for a period of up to 180 days plus up to an additional 18 days to the extent necessary to comply with applicable regulatory requirements following the IPO (provided all directors and officers of the Company and 2% stockholders agree to the same lock-up).
Right of First Refusal:	Until an IPO or Liquidation Event, the Company and its designees shall have a right of first refusal on any sale or transfer of the Series A-5 (or underlying Common) sold in the Crowdfunding Offering to persons who are not "Major Investors". For the purposes, a "**Major Investor**" is someone who invested $25,000 or more in the Crowdfunding Offering and prior Company financings, combined.
Repurchase Right to avoid Being Required to Register as a public company:	If the Company determines, in its sole discretion, at any time in the future that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) of such act, the Company shall have the option to repurchase the Series A-5 (or underlying Common) from a Subscriber in the Crowdfunding Offering who is not a Major Investor for the greater of (i) the Original Purchase Price and (ii) the fair market value of the Series A-5 (or the underlying Common) as determined by an independent appraiser of securities chosen by the Company. For these purposes, the Company will use the fair market value of such stock as determined by its appraiser for 409A purposes or, if greater, the fair market value of such stock as determined by another independent appraiser chosen by the Company. This repurchase option terminates upon a Liquidation Event.
Electronic Communications:	The Subscriber consents to receiving all reports, notices, and other stockholder communications via email.
Annual Financial Statements:	To the extent required by law, until a Liquidation Event, the Subscriber shall receive electronically or have access electronically to the Company's annual financial statements so long as the Subscriber is a Company shareholder.
Voting Agreement and Irrevocable Proxy:	All subscribers in the Crowdfunding Offering who are not Major Investors agree to vote their Series A-5 in the manner voted by either

holders of a majority of either (i) all other outstanding shares, (ii) all other outstanding shares of Preferred, or (iii) all other outstanding shares of Series A Preferred, depending on whether the shareholder vote is one of (i) all shares, (ii) all Preferred shares, or (iii) all shares of Series A Preferred, respectively. This agreement to vote shall be accompanied by an irrevocable proxy in favor of the Company CEO.

Major Investor Right to Participate in Future Financings:

All Major Investors shall have a pro rata right, based on their percentage equity ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all options outstanding under the Company's stock plans), to participate in subsequent issuances of equity securities of the Company. The right to participate shall not apply to customary exemptions, similar to the anti-dilution carve-outs. There shall be one overallotment round as to shares not so purchased. The right to participate shall not apply to and shall terminate upon a Qualified IPO or a Liquidation Event that involve a Company acquisition. The right to participate, at the Company's election may be triggered either before or after the issuance of equity securities giving rise to the right to participate.

Transfer to SPV and/or Street Name:

The Subscriber agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize the Shares into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares. In these regards, in the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6) of the Federal Securities Act of 1933, Subscriber agrees to exchange the Series A-5 or underlying Common for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of such Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Series A-5 or underlying Common at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of Series A-5 or underlying Common issued in the Crowdfunding Offering into "street name" in a brokerage account in Subscriber's name, provided that the Company pays all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

VOTING AGREEMENT

Board of Directors:	Subscribers for Series A-5 will commit to vote for the person chosen by the Evolve as the Series A Director and for the person chosen to be the Joint Director.
Drag-Along Right:	In the event that majority of (a) the Company's outstanding Preferred Stock and (b) the Company's outstanding Common Stock propose to sell their securities to a third party (whether pursuant to a merger, stock sale or similar transaction), and the Board approves such a proposal, Series A-5 Subscribers shall approve the transaction and be required to transfer their securities on the same terms, subject to customary drag-along protections.

<u>**SUBSCRIPTION AGREEMENT**</u>

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). ONEDOME GLOBAL, INC, A CALIFORNIA BENEFIT CORPORATION (THE "COMPANY"), IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS

INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: OneDome Global, Inc.
      1025 Market Street
      San Francisco, CA 94103

Ladies and Gentlemen:

1.   <u>Subscription</u>.

      (a)   The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Series A-5 Preferred Stock (the "Securities"), of OneDome Global, Inc., a California benefit corporation (the "Company"), at a purchase price of $1.11 per share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights, preferences and privileges of the Securities are as set forth in the Company's Amended and Restated Articles of Incorporation attached as Exhibit A (the "**Articles**").   Any description of the Securities that appears in the Offering Materials is qualified in its entirety by the Articles.

      (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC, and any other information required by the Subscriber to make an investment decision.

      (c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as defined below), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's and Company's obligations hereunder shall terminate.

      (d)   The aggregate number of Securities sold pursuant to Section 4(a)(6) of the Securities Act in addition to those previously sold in the prior 12 months shall not exceed $1,065,600 (the "Oversubscription Offering"). The Company may accept subscriptions until the date of closing set forth in the Offering Statement on Form C filed with the SEC (the "Termination Date"). Providing that subscriptions for $99,900 in Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

      (e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

      (a)   <u>Payment</u>.   The aggregate purchase price for the Securities (the "**Purchase Amount**') shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means.   Subscriber shall deliver a signed copy of this Subscription

Agreement, along with payment for the Purchase Amount in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements</u>. Payment for the Securities shall be received by Boston Private Bank and Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company at least two days prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by a transfer agent designated by the Company, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding, as promulgated under the Securities Act.

3. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the Closing Date for Subscriber, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing</u>. The Company is a benefit corporation duly formed, validly existing and in good standing under the laws of the State of California. The Company has all requisite power and authority to own and operate its properties and assets and to execute and deliver this Subscription Agreement and any other agreements or instruments required pursuant to this Subscription Agreement. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6)</u>. The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid, and non-- assessable.

(d) <u>Authority for Agreement</u>. All corporate action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company under this Subscription Agreement at a Closing, and the authorization, sale, issuance and delivery of the Securities pursuant to this Subscription

Agreement has been taken or will be taken prior to the applicable Closing. Upon its full execution, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial Statements</u>. Complete copies of the Company's CPA-reviewed consolidated financial statements consisting of the consolidated balance sheet as of December 31, 2017 and the related consolidated statements of income, stockholders' equity, and cash flows for the period from inception through December 31, 2017 (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Montage Services, Inc. which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. In addition, the Company has provided financing information regarding material changes since December 31, 2017 (current as of December 10, 2018, which have been prepared by its in-house finance team and have not been reviewed by an external third party. This information includes an internally prepared balance sheet and statement of income of and for the eleven-month period ended November 30, 2018, which have been prepared on a materially consistent basis except as noted and except for normal year-end adjustments, and except that the internally prepared unreviewed financial statements do not footnotes or statements of changes in stockholders' equity, and cash flows.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority.   Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions.   All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing.   Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations.   Subscriber understands that the Securities (including the underlying Common Stock) (collectively the "**Shares**") have not been registered under the Securities Act.   Subscriber also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk.   Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist.   Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities.   Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Shares.   Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales.   Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer the Shares except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits. Subscriber represents that either:</u>

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of Subscriber's annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of Subscriber's annual income or net worth and does not exceed $107,000.

(f)   <u>Shareholder information</u>. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Shares, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment and the Shares. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation</u>. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities or other Company equity may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address provided by Subscriber to the wefunder portal proximate in time to subscribing for the Securities.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k)   Company Status. Subscriber understands and agrees that the Company has limited operating history, few revenues, and no profits.

(l)   No Outside or Inconsistent Information. Subscriber acknowledges and agrees that, in making its investment decision, the Subscriber has received no written or oral representations or information that is inconsistent with, or outside of, the Offering Materials, and has relied solely on the Offering Materials in making such an investment decision.

(m)   No Other Representations or Warranties. Subscriber acknowledges and agrees that the Company:

    (i)   has not made any other representations or warranties to Subscriber with respect to the Company except as specifically contained herein; and (ii) has not rendered any investment or tax advice to Subscriber or any other party.

5.   Private Placement. If Subscriber is an accredited investor, then Subscriber understands that the Company may elect to include Subscriber in a concurrent sale of Securities conducted under SEC Rule 506(c). In that case, Section 4(d) will be inapplicable and instead this Section 5 will be applicable. Otherwise, this Section 5 will be inapplicable and Section 4(d) will be applicable. Subscriber understands and agrees that this Subscription Agreement is made with the Subscriber in reliance upon the Subscriber's representation to the Company, which by the Subscriber's execution of this Subscription Agreement, the subscriber hereby confirms, that the Shares to be acquired by the Subscriber will be acquired for investment for the Subscriber's own account, not as a nominee or agent, and not with a view to or for the resale or distribution of any part thereof, and that the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Subscription Agreement, the Subscriber further represents that the Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third party, with respect to any of the Shares and that the Subscriber has not been formed for the specific purpose of acquiring the Shares. The Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act,

by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed in this Subscription Agreement. The Subscriber understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale and the holding period for the Shares, and on requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy. The Subscriber understands and agrees that the Company will place a legend on the certificate or other document that evidences the Shares stating that the Shares have not been registered under the Securities Act and setting forth or referring to the restriction on transferability and sale of the Shares.

6.   Right of First Refusal. This Section is only applicable to a Subscriber who is not a "Major Investor. A "**Major Investor**" is someone who invests $25,000 or more in the Shares and prior Company financings, combined.

        (a)   Initiation of Right of First Refusal.   Until the consummation of a firm commitment or best efforts underwritten public offering of the Company's equity registered with the SEC with gross proceeds to the Company of twenty million dollars or more and a per share price valuing the Company's total outstanding Common Stock at least Fifty Million Dollars ($50,000,000) (a "**Qualifying IPO**"), the Subscriber and/or the Subscribers' heirs, executors, administrators, trustee, Permitted Transferees (as defined in the next sentence), and/or transferees (collectively the "Shareholder"), shall not sell, pledge, assign, or otherwise transfer any of the Shareholder's interest in any of the Shares to any person without first offering to the Company or its designees the right and option to purchase said Shares as provided hereinafter in this Section 6 (the "**Right of First Refusal**"). Notwithstanding the above, the Shareholder may sell or transfer any interest in any of the Shares to Subscriber's Permitted Transferees (as defined in the next sentence) without first offering said Shares to the Company or its designees, provided such Permitted Transferees agree in writing to be bound by the restrictions set forth in this Section 6 and elsewhere in this Agreement. "**Permitted Transferees**" are the Subscriber's spouse, parents, siblings, former spouse children and/or grandchildren, or to a trustee or custodian for the benefit of himself, his spouse, parents, siblings, former spouse, children and/or grandchildren or to a partnership or limited liability company whose sole members are such persons.

        (b)   Pledges and Options. In the event of a pledge or other hypothecation of the Shares, or the granting of an option or other right to purchase the Shares, the Right of First Refusal shall come into existence at the time of any sale or transfer of ownership of the Shares pursuant to foreclosure under such pledge or hypothecation or exercise of such option or right, as the case may be, provided, however, that the Subscriber may not pledge or hypothecate the Shares or grant an option or right to purchase the Shares unless the pledge holder or option or right holder, as the case may be, agrees in writing at the time of the pledge or grant of the option or right to be bound by the Right of First Refusal as contained in this Section 6, and to cause any proposed assignee or transferee of such pledge or right of option to execute and deliver to the Company a similar writing prior to such assignment or transfer.

(c)   Shareholder Notice. Any Shareholder desiring to sell any or all of the Shares during such time period shall give a written notice to the Secretary of the Company of the Shareholder's bona fide intention to sell the Shares pursuant to a bona fide written agreement with a third party other than the Company (the "**Proposed Purchaser**"). The notice shall include a photocopy of such a written agreement which shall specify the identity of the Proposed Purchaser, the number of such Shares proposed to be sold (hereinafter the "**Offered Shares**"), and the price and payment terms of the proposed offer to buy the Offered Shares. The payment terms of the Proposed Purchaser to the Shareholder (and of the Shareholder to the Company) must be cash, cash equivalent (a certificate of deposit, shares of stock in a publicly traded company, and the like), or a promissory note of the Proposed Purchaser payable on date(s) specified by passage of time. The Company or its designees shall have the right and option to purchase all of the Offered Shares, at the price and on the payment terms specified in the Shareholder's notice, for a period of sixty (60) days from receipt of said notice from the Shareholder. That is, such a notice by the Shareholder constitutes an irrevocable offer by the Shareholder to sell all of the Offered Shares to the Company or its designees at the price and payment terms specified in such notice for sixty (60) days from the Company's receipt of such notice.

(d)   Exercise by Company. The Company shall exercise its option by giving a written notice (the "**Original Notice**") to the Shareholder stating that it is exercising its option. The Company may exercise its option as to any or all of the Offered Shares. The Shareholder shall deliver to the Company a share certificate representing those Offered Shares being purchased by the Company within sixty (60) days of the Original Notice against payment by the Company for the account of Shareholder of the purchase price specified in the Original Notice.

(e)   Failure to Exercise; Sale by Shareholder. Any Offered Shares for which both the Company and its designees fail to exercise their option as provided in this section, may be sold by the Shareholder to the Proposed Purchaser within a period of ninety (90) days following the end of the Company's sixty (60)-day option period specified above, provided that (1) such sale is made at a price and on the payment terms specified in the original notice from Shareholder to Company, (2) the Proposed Purchaser delivers a written undertaking to the Secretary of the Company to be bound by the restrictions on the Shares set forth in this Section 6 and elsewhere in this Agreement, and (3) the Company receives an opinion of counsel reasonably satisfactory to it that the sale to the Proposed Purchaser complies with applicable federal and state corporate securities laws. Upon receipt of a writing from Shareholder, Proposed Purchaser, and Company as the case may be, that the foregoing conditions have been satisfied and the purchase price paid to the Shareholder by the Proposed Purchaser, the Company shall transfer the ownership of record to the Proposed Purchaser (and reissue any share certificate representing the Shares.

(f)   Revival of Right of First Refusal. If within this ninety (90)-day period the Shareholder does not enter into an agreement for such a sale of Offered Shares to the Proposed Purchaser which is consummated within thirty (30) days of the execution thereof, the Right of First Refusal shall be revived as to the Offered Shares which shall not be sold or transferred unless the Shareholder first offers the Company the right and option to repurchase any and all such Shares in accordance with this Section 6.

(g)   Certain Transfers Void. Any transfer or purported transfer of the Shares or any interest therein shall be null and void unless the terms and conditions of this Section 6 are strictly observed and followed, or such terms and conditions are waived by the Company's Board of Directors.

7.   Proxy.

(a)   Appointment of Proxy. If the subscriber is not a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Shares issued pursuant to the terms of this Subscription Agreement as the holders of a majority of (A) all other outstanding shares, (B) all other outstanding shares of Preferred, or (C) all other outstanding shares of Series A Preferred vote, depending on whether the shareholder vote is one of (A) all shares, (B) all Preferred shares, or (C) all shares of Series A Preferred, respectively; (ii) give and receive notices and communications; (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this subscription Agreement and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 7(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding. The CEO is an intended third-party beneficiary of this Section 7(a) and Section 7(b) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Proxy Exculpation, If the Investor is not a Major Investor other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to Section 7(a) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this Subscription Agreement while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Subscription Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this Subscription Agreement, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   Reliance on Proxy Vote. A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

8.   Voting Agreement. All Company shareholders are required to become parties to the Voting Agreement attached as Exhibit B to this Subscription Agreement (the "**Voting Agreement**"). Capitalized terms used but not defined in this Section 5 have the respective meanings ascribed to such terms in the Voting Agreement. As a result, by executing this Subscription Agreement, Subscriber hereby acknowledges that Subscriber is acquiring the Shares in accordance with Section 22 of the Voting Agreement as a new party, as an "Investor" and "Stockholder" for all purposes of the Agreement and agrees that the Shares shall be bound by and subject to the terms of the Voting Agreement, and Subscriber hereby adopts the Voting Agreement with the same force and effect as if Subscriber were originally a party to the Voting Agreement. Any notice required or permitted by the Voting Agreement shall be given to Subscriber at the address or email address listed in this Subscription Agreement for Subscriber.

9.   Revisions to Manner of Holding. The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize the Shares into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares. In these regards, in the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Shares for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Shares at a price to be determined by the Board of Directors. For these purposes, the Company will use the fair market value of such Shares as determined by its appraiser for 409A purposes or, if greater, the fair market value of such Shares as determined by another independent appraiser chosen by the Company.

Subscriber further agrees to transfer Subscriber's holdings of Shares issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Shares at a price to be determined by the Board of Directors.

10.   Repurchase Right. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) of such act, the Company shall have the option to repurchase the Shares from the Subscriber for the greater of (i) the Purchase Amount, (ii) the fair market value of the Shares as determined by its appraiser for 409A purposes or (c) the fair market value of the Shares as determined by another independent appraiser chosen by the Company. The foregoing repurchase option terminates upon an IPO or a Liquidation Event (as defined in the Articles.

11.   Participation Right. Note: This Section 11 is applicable only to Major Investors.

(a)   Grant of Right. The Company hereby grants to each Major Investor the right and option to purchase a pro rata share of New Securities (as defined in this Section 11) which the Company may, from time to time, propose to sell and issue. A Major Investor's pro rata share, for purposes of this participation right, is the ratio of the number of shares of Common Stock owned by such Investor immediately prior to the issuance of New Securities, assuming full conversion of the Shares and full conversion and exercise of all other convertible securities, rights, options and warrants to acquire Common Stock owned by such Major Investor, to the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities, assuming full conversion of the Shares and full conversion and exercise of all outstanding convertible securities, rights, options and warrants to acquire Common Stock of the Company. This participation right shall be subject to the following provisions:

(b)   Definition of New Securities. "New Securities" shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, convertible into capital stock; provided that the term "New Securities" does not include shares of Series A-5 Preferred Stock and Common Stock excluded from the definition of "Additional Shares of Common Stock" pursuant to Section E5(d)(i)(D) of the Company's Articles, as in effect from time to time.

(c)   Notice and Exercise Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give each Major Investor written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Major Investor shall have twenty (20) days after any such notice is given to agree to purchase such Major Investor's pro rata share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased. The Company shall promptly, in writing, inform each Major Investor that elects to purchase all of the New Securities available to it (a "Fully-Exercising Investor") of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after such information is given, each Fully-Exercising Major Investor may elect to purchase that portion of the New Securities for which Major Investors were entitled to subscribe but which were not subscribed for by the Major

Investors that is equal to the proportion (the "Proportion") that the number of shares of Common Stock owned by such Fully-Exercising Investor, assuming full conversion of the Shares and full conversion and exercise of all other convertible securities, rights, options and warrants to acquire Common Stock, bears to the total number of shares of Common Stock owned by all Fully-Exercising Investors who wish to purchase some of the unsubscribed New Securities, assuming full conversion of the Shares and full conversion and exercise of all other convertible securities, rights, options and warrants to acquire Common Stock, or such greater amount of such New Securities as may be available as a result of any Fully-Exercising Investor not fully exercising their right to acquire additional New Securities.

(d)   Company Sale Right if Participation Right Not Fully Exercised. If the Major Investors fail to exercise fully the participation right within the periods provided in Section 11 above, the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within thirty (30) days from the date of such agreement) to sell the New Securities with respect to which the Major Investors' participation right set forth in this Section 11 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to the Investors pursuant to Section 11 above. If the Company has not sold the New Securities within the times specified in the prior sentence, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Investors in the manner provided in this Section 11.

(e)   Alternative Post-Sale Process. Notwithstanding any provision hereof to the contrary, in lieu of complying with the forgoing provisions of Section 11, the Company may elect to give notice to Major Investors within thirty (30) days after the issuance of New Securities under this Section 11. Such notice shall describe the type, price, and terms of such New Securities and shall include the agreements that the Major Investors would have to execute (which shall be substantially similar to those entered into by the purchasers of such New Securities). Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's pro rata share before giving effect to the issuance of such New Securities. The Company shall promptly, in writing, inform each Fully-Exercising Investor of any other Major Investor's failure to do likewise. During the ten (10) day period commencing after such information is given, each Fully-Exercising Investor may elect to purchase that the Proportion of the New Securities for which Major Investors were entitled to subscribe but which were not subscribed for by the Major Investors. The closing of such sale shall occur within forty (40) days of the date the initial notice under this 11(e) is given to such Major Investors.

(f)   Assignment. The participation right set forth in this Section may not be assigned or transferred, except that (a) such right is assignable by each Major Investor to a Permitted Transferee of such Major Investor, and (b) such right is assignable between and among any of the Major Investors.

(g)   Termination. The participation right set forth in this Section 11 shall terminate and be of no further force and effect upon, the earlier to occur of (a) the closing of the

Company's Initial Public Offering, or (b) the occurrence of a Liquidation Event (as defined in the Articles.

12.   Market Stand-Off/Lockup.

        (a)   Each Subscriber agrees that such Subscriber shall not sell or otherwise transfer, dispose of, make any short sale of, grant any option for the purchase of, or enter into any hedging of similar transaction with the same economic effect as a sale of, any Common Stock (or other securities) of the Company held by such Subscriber (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of the initial registration statement of the Company filed under the Securities Act (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241 or NYSE Member Rule 472 or any successor or similar rule or regulation) and during the ninety (90) day period following the effective date of any subsequent registration statement of the Company filed under the Securities Act, provided that such restrictions with respect to any subsequent registration shall terminate one year after the effective date of the Company's initial registration statement filed under the Securities Act. The foregoing provisions of this Section 12 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Subscribers if all then current officers and directors and greater than two percent (2%) stockholders of the Company enter into similar agreements. The underwriters in connection with any public offering subject to the provisions of this Section 12 are intended third party beneficiaries of this Section 12 and shall have the right to enforce the provisions of this Section 12 as though they were a party to this Subscription Agreement. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply to all Subscribers subject to such agreements pro rata based on the number of securities subject to such agreements, unless waived by the Subscribers holding a majority of the Shares.

        (b)   The obligations described in this Section 12 shall not apply to a registration relating solely to employee benefit plans on Form S 1 or Form S 8 or similar forms that may be promulgated in the future, or a registration relating solely to a Rule 145 transaction on Form S 4 or similar forms that may be promulgated in the future.

        (c)   The Company may impose stop transfer instructions with respect to the Shares subject to the foregoing Section 12 restrictions until the end of the applicable periods and may place a legend on any share certificate representing the Shares. Each Subscriber agrees to execute a market standoff agreement with the underwriters in customary form consistent with the provisions of this Section 12.

13.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

14.   Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE CITY AND COUNTY OF SAN FRANCISCO, STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS.   EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.   EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY.   EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.   THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.   IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

15.   Electronic Consent and Electronic Delivery of Documents.

Subscriber agrees that any time Subscriber clicks on an "I Agree," "I Consent" or other similarly worded button or entry field with Subscriber's mouse, keystroke or other device, Subscriber's agreement or consent is legally binding and enforceable and is the legal equivalent of Subscriber's handwritten signature on an agreement that is printed on paper. Subscriber agrees to be bound by any affirmation, assent or agreement transmitted to or through Company's website(s) or Company's Transfer Agent by computer or other electronic device, including internet, telephonic and wireless devices, including but not limited to any consent Subscriber gives or will give to receive communications from OneDome Global, Inc, or any of its affiliates, solely through electronic transmission.

Subscriber understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports or other communications (collectively, **"Communications"**) regarding Subscriber's investment in Company, may be delivered by electronic means, such as by e-mail or through Company's transfer agent. Subscriber consents to electronic delivery as described in the preceding sentence. In so consenting, Subscriber acknowledges that e-mail messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. Subscriber also acknowledges that an e-mail from Company or its affiliates may be accessed by recipients other than Subscriber and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Subscriber understands that Company gives no warranties in relation to these matters.

Subscriber further understands and agrees to each of the following:

- As long as Subscriber's consent remains in effect, Company may provide all Communications to Subscriber electronically in lieu of providing paper Communications, including without limitation all shareholder notices and shareholder meeting notices.

- **Hardware and software that Subscriber will need.** Electronic Communications may be provided via e-mail and/or affiliates of Company. In order to view and retain the Communications, Subscriber's computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an Internet Service Provider or any other capable communications medium, and with software capable of viewing and printing a *.pdf file created by Adobe Acrobat. Further, Subscriber must have a personal e-mail address capable of sending and receiving e-mail messages to and from Company's Transfer Agent. To print documents, Subscriber will need access to a printer compatible with Subscriber's hardware and the required software.

- If these software or hardware requirements change in the future, Company will notify Subscriber through the Company's website or Transfer Agent.

- To facilitate these services, Subscriber must provide Company and Transfer Agent with a current e-mail address and update that information as necessary. Unless otherwise required by law, Subscriber will be deemed to have received any electronic Communications that are sent to the most current e-mail address provided.

- Company will not assume liability for non-receipt of Notification of the Availability of Electronic Communications. In the event Subscriber's e-mail address on file is invalid, Subscriber's e-mail or Internet service provider filters the notification as "spam" or "junk mail," there is a malfunction in Subscriber's computer, browser, Internet service and/or software, or for any other reasons beyond the control of Company.

16. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

> OneDome Global, Inc.
> Attn: CEO
> 1025 Market Street
> San Francisco, CA 94103

If to a Subscriber, to: Subscriber's address provided by Subscriber to the wefunder portal proximate in time to subscribing for the Securities as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

17. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   If the application of any provision or provisions of this Subscription Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by any court of competent jurisdiction, then (i) the validity and enforceability of such provision or provisions as applied to any other particular facts or circumstances and the validity of the other provisions of this Agreement shall not in any way be affected or impaired thereby and (ii) such provision or provisions shall be reformed without further action by the parties hereto to and only to the extent necessary to make the same valid and enforceable when applied to such particular facts and circumstances.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement and any document or agreement executed by the parties pursuant to this Subscription Agreement constitute the entire understanding, agreement, and contract of the Company and Subscriber with respect to the subject matter of this Subscription Agreement and supersede all prior agreements or understandings, written or oral, between the Company and Subscriber with respect to such subject matter. No party shall be liable or bound to the other in any manner by any warranty, representation, or covenant contained in any such prior agreement, understanding, or contract except as specifically set forth in this Subscription Agreement.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of the Company and Subscriber and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third party beneficiary rights upon any other person. Prior to the Closing, the Subscriber may not sell, transfer or otherwise assign the Subscriber's rights and obligations under this Agreement except by operation of law.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.   The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m)   The Subscriber shall complete, sign and return to the Company as soon as possible, on request by the Company, any documents, questionnaires, notices and undertakings as may be required by regulatory authorities and applicable law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:
Onedome Global, Inc.

Founder Signature

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

By: _____

By: _____ _Investor Signature_

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Exhibit A

Amended and Restated Articles of Incorporation

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ONEDOME GLOBAL, INC.

The undersigned certify that:

ONE: They are the duly elected and acting president and assistant secretary, respectively, of OneDome Global, Inc., a California benefit corporation.

TWO: The Articles of Incorporation of this corporation are hereby amended and restated to read in full as set forth in EXHIBIT A attached hereto, and EXHIBIT A attached hereto is hereby incorporated into this certificate by reference as if fully set forth herein.

THREE: The Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of this corporation.

FOUR: The Amended and Restated Articles of Incorporation have been duly approved by the required vote of the shareholders of this corporation entitled to vote in accordance with the Articles of Incorporation of this corporation and Sections 902, 903, and 14610 of the California Corporations Code. The total number of shares entitled to vote with respect to the Amended and Restated Articles of Incorporation was 8,626,133 shares of Common Stock and 7,856,539 shares of Series A Preferred Stock. The number of shares voting in favor of the Amended and Restated Articles of Incorporation equaled or exceeded the vote required. The percentage vote required was 60% of the outstanding shares of Preferred Stock and 60% of the outstanding shares of Series A Preferred Stock, and a majority of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing certificate are true and correct of our own knowledge.

Date: December __, 2018

Palo Alto, California

_____
Bertram Meyer, President

_____
Stephen M. Wurzburg, Assistant Secretary

EXHIBIT A

ARTICLE I

The name of the company is OneDome Global, Inc. (the "**Company**").

ARTICLE II

The Company is a benefit corporation.

ARTICLE III

1.   The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code ("**CCC**").

2.   Among the purposes of the Company is to bring together artists, innovators, technologists, experts in the development of consciousness, and visionary thought leaders to co-create interactive and immersive experiences that invite the audience to shift from Me to We. Our intention is to transcend social, economic, racial and geographical boundaries to provide audiences and communities with an experience of our shared humanity and collective destiny, utilizing immersive environments in combination with state-of-the-art technologies, while investing 10% of our profits into aligned charitable causes and community service projects.

ARTICLE IV

A.   The Company is authorized to issue two classes of shares of no par value capital stock. The total number of shares of capital stock that the Company is authorized to issue is 36,500,000 shares, consisting of 25,500,000 shares of common stock (the "**Common Stock**"), and 11,000,000 shares of preferred stock (the "**Preferred Stock**").

B.   The Preferred Stock may be issued from time to time in one or more series. Subject to E6 below, the Board of Directors is authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such series, and to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issuance of shares in the series. In case the number of shares of Preferred Stock of any series shall be so decreased, the shares of Preferred Stock constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of Preferred Stock of such series.

C.   The first series of Preferred Stock shall consist of 2,472,525 shares and shall be designated "**Series A-1 Preferred Stock**." The second series of Preferred Stock shall consist of 983,450 shares and shall be designated "**Series A-2 Preferred Stock**." The third series of Preferred Stock shall consist of 691,365 shares and shall be designated "**Series A-3 Preferred**

Stock." The fourth series of Preferred Stock shall consist of 3,852,660 shares and shall be designated "**Series A-4 Preferred Stock**." The fifth series of Preferred Stock shall consist of 3,003,003 shares and shall be designated "**Series A-5 Preferred Stock**." The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock are collectively herein referred to as "**Series A Preferred Stock**." For purposes of these Amended and Restated Articles of Incorporation (the "**Restated Articles**"), the "**Original Issue Price**" of the Series A Preferred Stock shall mean $1.11 per share of Series A-5 Preferred Stock, $0.90 per share of Series A-4 Preferred Stock, $0.81 per share of Series A-3 Preferred Stock, $0.719 per share of Series A-2 Preferred Stock, and $0.449 per share of Series A-1 Preferred Stock, each as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares occurring after the Effective Date.

D.   The rights, preferences, and privileges granted to and the restrictions imposed upon the Series A Preferred Stock shall be as follows:

1.   Dividends.

(a)   The holders of the Series A Preferred Stock shall be entitled to receive dividends at the applicable Dividend Rate (as defined below), payable out of funds legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable solely in Common Stock) on the Common Stock. Such dividends shall be payable only when, as, and if declared by the Board of Directors (the "**Board**") and shall be noncumulative and no rights shall accrue to the holders of the Series A Preferred Stock in the event the Company shall fail to declare or pay dividends on the Series A Preferred Stock in the amount of the rates specified in the prior sentence, or in any amount in any prior year of the Company, whether or not the earnings of the Company in that previous fiscal year were sufficient to pay such dividends in whole or in part. The "**Dividend Rate**" shall be 6% of the Original Sales Price per annum for each share of Series A Preferred Stock. In the event the Board declares dividends in a fiscal year in an amount less than the aggregate of all the dividend preferences of the Series A Preferred Stock, then the entire amount of dividends declared by the Board shall be distributed ratably among the holders of the Series A Preferred Stock such that the same percentage of the annual dividend to which the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock is entitled is paid on each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock. Any partial payment shall be made ratably among the holders of each series of Series A Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid.

(b)   No dividends (other than those payable solely in Common Stock) shall be declared or paid on any share of Common Stock unless dividends on the Series A Preferred Stock in accordance with Section E.1(a) hereof shall have been paid or declared and set apart. If any such dividend is paid on any share of Common Stock in accordance with this Section E.1(b), such dividend shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series A Preferred Stock were converted to Common Stock at the then effective conversion rate.

(c)　　The holders of Series A Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section E.1 upon the affirmative vote or written consent of the holders of sixty percent (60%) of the outstanding shares of Series A Preferred Stock, voting together as a single class.

2.　　Liquidation Preference.

(a)　　In the event of a Liquidation Event (as defined in Section E.2(c) hereof), whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount equal to the Original Issue Price, plus all declared but unpaid dividends, on each such share of Series A Preferred Stock held by them. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed among the holders of Series A Preferred Stock such that the same percentage of the forgoing preferential amount to which the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock is entitled is paid on each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock.

(b)　　After payment to the holders of Series A Preferred Stock of the preferential amounts required by Section E.2(a) hereof, all remaining proceeds legally available for distribution to stockholders of the Company shall be distributed pro rata among the holders of Common Stock based on the number of shares of Common Stock then held by them.

(c)　　For purposes of this Section E.2, a "**Liquidation Event**" shall mean (i) a liquidation, dissolution or winding up of the Company; (ii) an acquisition of the Company by another person or entity by means of any transaction or series of related transactions to which the Company is a party (including, without limitation, a merger, consolidation or other corporate reorganization), other than an acquisition in which the shares of capital stock held by stockholders of the Company immediately prior to such acquisition continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately after such acquisition and by virtue of the acquisition, a majority of the total outstanding voting power of the surviving or acquiring person or entity; (iii) a sale, lease, exclusive license (other than in a specified field of use) or other disposition of all or substantially all of the assets of the Company, except where such sale, lease, exclusive license or other disposition is to a wholly owned subsidiary of the Company; or (iv) a transaction or series of related transactions to which the Company is a party (whether by merger, consolidation, stock acquisition or otherwise) in which a majority of the total outstanding voting power of the Company is transferred. Notwithstanding the foregoing sentence, a transaction shall not constitute a Liquidation Event if the primary purpose is to change the jurisdiction of the Company's incorporation, create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction or engage in a bona fide equity financing transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the affirmative vote or written consent of the holders of at least sixty percent of the outstanding shares of Series A Preferred Stock, voting as a separate class.

(d)   In the event of a Liquidation Event, if any portion of the consideration payable to the shareholders of the Company is placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Liquidation Event (the "**Escrow Consideration**"), the governing agreement shall provide that the total consideration payable to the shareholders shall be allocated in accordance with Sections 2(a) and 2(b), and that the allocation between the amounts placed in escrow and the amounts not placed in escrow (which are not payable only upon satisfaction of contingencies) shall be such that each shareholder's allocated part of the total consideration has the same percentage of the total consideration placed in escrow as not placed in escrow. In the event of a Liquidation Event that has any portion of the consideration payable to the shareholders of the Company only upon satisfaction of contingencies (the "**Additional Consideration**"), the definitive agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the shareholders in accordance with Article IV E.2(a) and (b) as if the Initial Consideration were the only consideration payable in connection with such Liquidation Event, and (b) subject to the proviso in the next sentence, any Additional Consideration which becomes payable to the shareholders upon satisfaction of such contingencies shall be allocated among the shareholders in accordance with Article IV E.2(a) and (b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of the prior sentence, the Escrow Consideration shall be deemed to be part of the Initial Consideration, provided however, that to and only to the extent that it becomes known that Escrow Consideration will ultimately not be distributed, payments of Additional Consideration will first be allocated in the same manner that the unpaid Escrow Consideration was to have been allocated in accordance with Article IV E.2(a) and (b) had it been available for distribution as part of the Initial Consideration.

(e)   If the proceeds to be received by the Company or its shareholders are other than cash, the value of such proceeds shall be their fair market value as determined in good faith by the Board; provided, however, that any securities shall be valued as follows:

(i)   Securities not subject to investment letter or other similar restrictions on free marketability covered by subsection (ii) below:

(A)   If traded on a national securities exchange or a national quotation system, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading-day period ending three (3) trading days prior to the closing of such transaction;

(B)   If actively traded over the counter, the value shall be deemed to be the average of the closing bid prices over the ten (10) trading-day period ending three (3) trading days prior to the closing of such transaction;

(C)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board; and

(D)   For the purposes of this Section E.2(d), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (1) for securities traded primarily on the New York Stock Exchange or the Nasdaq Stock Market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day, and (2) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(ii)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section E.2(e)(i) to reflect the approximate fair market value thereof, as determined in good faith by the Board.

(iii)   The foregoing methods for valuing non-cash proceeds to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the Board and the shareholders of the Company under the CCC and the Restated Articles, be superseded and governed by the determination of such value as set forth in the definitive agreements governing such Liquidation Event.

(f)   Notwithstanding any provision in this Section E.2 to the contrary, for purposes of determining the amount each holder of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of the Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

3.   <u>Redemption</u>.   The shares of Series A Preferred Stock shall not be redeemable at the option of the holders thereof.

4.   Voting Rights.

(a)   General Voting Rights. Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted on the record date for the vote or consent of shareholders and, except as otherwise required by law or this Restated Articles, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of shares of Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Company and shall vote with holders of the Common Stock upon the election of directors and upon any other matter submitted to a vote of shareholders, except as to those matters required by law or this Restated Articles to be submitted to a class vote. Fractional votes by the holders of Preferred Stock shall not, however, be permitted, and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded.

(b)   Voting for Directors. The authorized number of members of the Board shall be four (4).

(i)   As long as at least 1,500,000 shares of Series A Preferred Stock originally issued remain outstanding, the holders of at least 60% of the outstanding shares of Series A Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board (the "**Series A Director**"). The holders of a majority of the outstanding shares of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board (the "**Common Directors**"). The holders of a majority of the outstanding shares of Series A Preferred Stock and Common Stock, voting together as a single class and on an as-converted basis, shall be entitled to elect one (1) member of the Board (the "**Joint Director**"). At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director provided that for electing the Series A Director, the quorum shall be 60% of the outstanding shares of Series A Preferred Stock.

(ii)   The Series A Director may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of at least 60% of the outstanding shares of Series A Preferred Stock, voting as a separate class. The Common Directors may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Common Stock, voting as a separate class. The Joint Director may be removed from the Board, either with or without cause, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock and Common Stock, voting together as a single class and on an as-converted basis.

(iii)   In the event of a vacancy in any directorship with respect to which the holders of a class or series or multiple classes or series are entitled to elect the director pursuant to subsection (i) above, such vacancy shall be filled (x) in the case of the Series A Director, only by the affirmative vote or written consent of the holders of at least 60% of the outstanding shares of the Series A Preferred Stock and, (y) in the case of any other directorship, only by the affirmative vote or written consent of the holders of a majority of the outstanding shares of such class or series or such multiple classes or series or by any remaining director or directors elected by the holders of such class or series or such multiple classes or series. If the holders of shares of a class or series or multiple classes or series entitled to elect directors pursuant to subsection (i) above fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of such class or series or such multiple classes or series elect a person or persons to fill such directorship in the manner provided in this Section E.4(b).

        5.   <u>Conversion</u>. The holders of Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

        (a)   <u>Right To Convert</u>. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer or other agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the conversion price for such series of Series A Preferred Stock (the "**Conversion Price**") in effect on the date the certificate is surrendered for conversion. The Conversion Price for each series of Series A Preferred Stock shall initially be the Original Issue Price for such series of Series A Preferred Stock and shall be subject to adjustment as set forth in this Section E.5.

        (b)   <u>Automatic Conversion</u>. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price applicable for such share upon the earlier of (i) the date, or the occurrence of an event, specified by the vote or written consent of holders of at least sixty percent (60%) of the shares of Series A Preferred Stock then outstanding, or (ii) the closing of the sale of the Company's Common Stock to the public at a price of at least $10.00 per share (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Company, that results in gross offering proceeds (before deduction of underwriters' discounts and expenses) to the Company of not less than $30,000,000.00.

        (c)   <u>Mechanics of Conversion</u>.

        (i)   Except as provided in Section E.5(c)(ii) or E.5(c)(iii) hereof, before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer or other agent for such stock, and shall give written notice to the Company at such office of such holder's election to convert the same and, if applicable, any event on which such conversion is contingent and shall state therein the number of shares to be converted and the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(ii)   If the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(iii)   If the conversion is in connection with the automatic conversion provisions set forth in Section E.5(b)(i) hereof, such conversion shall be deemed to have been made on the conversion date specified in the stockholder vote or consent (automatically without any further action by the holder of such shares and whether or not the certificate representing such shares has been surrendered to the Company or its transfer or other agent), and the persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock on such date; provided, however, that until certificates for the shares of Preferred Stock that have been converted have been delivered to the Company or its transfer or other agent, the Company shall not be obligated to issue certificates representing the shares of Common Stock issuable upon such conversion; and provided further, that if the conversion is in connection with a Liquidation Event, the conversion may, at the option of any holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing of such Liquidation Event, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such Liquidation Event.

(d)   Adjustment of Conversion Price upon Certain Diluting Issuances.

(i)   Special Definitions. For purposes of this Section E.5(d), the following definitions apply:

(A)   "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (defined below).

(B)   "**Original Issue Date**" shall mean the date on which a share of Series A Preferred Stock is first issued.

(C)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(D)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section E.5(d)(iii) hereof, deemed to be issued) by the Company on or after the Original Issue Date, other than shares of Common Stock issued or deemed to be issued:

             (1)   upon conversion of shares of Preferred Stock;

             (2)   to employees, directors and officers of, or consultants or advisors to, the Company pursuant to stock grants, stock option, stock bonus, stock purchase or other employee incentive programs, plans or agreements approved by the Board;

             (3)   as a dividend or distribution on Preferred Stock;

             (4)   upon the conversion or exercise of Convertible Securities outstanding on the date of the filing of this Restated Articles;

             (5)   in connection with bona fide acquisitions of other businesses or technologies by the Company by merger, consolidation, acquisition of stock or assets or otherwise, which are approved by the Board;

             (6)   to banks, lessors or other financial institutions in connection with commercial lending or leasing transactions, provided that such transactions are entered into for primarily non-equity financing purposes, which are approved by the Board;

             (7)   in connection with research, collaboration, manufacturing, supply, licensing, development, OEM, distribution, marketing or other similar strategic transactions or joint ventures, provided that such transactions are entered into for primarily non-equity financing purposes, which are approved by the Board; and

             (8)   in connection with an event for which adjustment of the Conversion Price is made pursuant to Sections E.5(e), (f) or (g) hereof; or

             (9)   in a transaction that the holders of at least 60% of outstanding shares of Preferred Stock, voting as a separate class, elect in writing to exclude from the definition of Additional Shares of Common Stock, which election may be applied prospectively or retroactively and either generally or in a particular instance.

             (ii)   <u>No Adjustment of Conversion Price</u>. Any provision herein to the contrary notwithstanding, no adjustment in the applicable Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section E.5(d)(vi) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the applicable Conversion Price in effect immediately prior to such issue.

             (iii)   <u>Deemed Issue of Additional Shares of Common Stock</u>. In the event the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities and exercise of such Options, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A)   no further adjustments in the applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities upon the exercise of such Options or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B)   if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion and/or exchange thereof, the applicable Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(C)   upon the expiration or termination of any such Options or any rights of conversion or exchange under such Convertible Securities (or portion thereof) which shall not have been exercised, the applicable Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(1)   in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange, and

(2)   in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company (determined pursuant to

Section E.5(d)(vi) hereof) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(D)   no readjustment pursuant to clause (B) or (C) above shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (a) the applicable Conversion Price on the original adjustment date, or (b) the applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iv)   <u>Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock</u>. In the event the Company, at any time after the Original Issue Date, shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section E.5(d)(iii) hereof) without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then and in such event, the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest tenth of a cent) determined by multiplying the applicable Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) less Never Vesting Shares (as defined below) immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the applicable Conversion Price in effect immediately prior to such issue, and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issue less Never Vesting Shares plus the number of such Additional Shares of Common Stock so issued. For the purpose of the above calculation, "**Common Stock Outstanding**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue, calculated on a fully diluted basis as if all Convertible Securities had been fully converted into shares of Common Stock immediately prior to such issue and any outstanding Options (whether or not then vested or exercisable) had been fully exercised immediately prior to such issue (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date, but not including in such calculation any additional shares of Common Stock issuable with respect to Convertible Securities or Options solely as a result of the adjustment of the applicable Conversion Price (or other conversion ratios) resulting from the issuance of Additional Shares of Common Stock causing such adjustment. "**Never Vesting Shares**" shall mean the Never Vesting Shares as such term is defined in Recital B to the First Amendment to Founders' Agreement entered into as of September 30, 2018, by and among the Company and its "Founders" as such term is defined in such First Amendment.

(v)   <u>Multiple Closing Dates</u>. In the event that the Company shall issue, after the Original Issue Date, on more than one date, Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section E.5(d)(iii)) that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section E.5(d)(iv) hereof, as part of the same transaction or a series of related transactions, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they had all occurred on the date of the first such issuance (and without giving any effect to any interim adjustments from such issuances that were part of the same transaction or series of related transactions).

(vi) <u>Determination of Consideration</u>. For purposes of this Section E.5(d), the consideration received by the Company for the issue (or deemed issue) of any Additional Shares of Common Stock shall be computed as follows:

(A) <u>Cash and Property</u>. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends and before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with such issuance;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as reasonably determined in good faith by the Board.

(B) <u>Options and Convertible Securities</u>. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section E.5(d)(iii) hereof, relating to Options and Convertible Securities, shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options and/or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e)   Adjustments to Conversion Price for Stock Dividends and for Combinations or Subdivisions of Common Stock. In the event that the Company at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock as provided below), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the applicable Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Company shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

(f)   Adjustments to Conversion Price for Recapitalizations and Reorganizations. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, recapitalization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section E.5(e) hereof or a Liquidation Event referred to in Section E.2(c) hereof), the applicable Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or recapitalization, be adjusted, and other provision shall be made, so that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders thereof would otherwise have been entitled to receive, such number of shares of stock or other securities, cash or property that would have been subject to receipt by such holders upon conversion of the Preferred Stock immediately before such change. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section E.5 with respect to the rights of the holders of the Preferred Stock after such reorganization or recapitalization such that the provisions of this Section E.5 (including adjustment of the applicable Conversion Price then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after such event as nearly equivalent as may be practicable. For the avoidance of doubt, nothing in this Subsection E.5(f) shall be construed as preventing a holder of Preferred Stock from seeking any appraisal or dissenters' rights to which they are otherwise entitled under the CCC in connection with a merger triggering an adjustment hereunder, nor shall this Subsection E.5(f) be deemed conclusive evidence of the fair value of a share of Preferred Stock in any such appraisal proceeding.

(g)   Other Distributions. In the event the Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in Section E.5(f) hereof, and other than as set forth in Section E.5(c) hereof, then, in each such case for the purpose of this Section E.5(g), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Company into which their shares of Preferred Stock are

Exhibit A-13

convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

(h)   Certificates as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section E.5, the Company at its expense shall promptly (but in any event not later than twenty (20) business days thereafter) compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate executed by the Company's President or Chief Financial Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, promptly upon the written request at any time of any holder of Preferred Stock (but in any event not later than twenty (20) business days thereafter), furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the applicable Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

(i)   Notices of Record Date.   In the event that the Company shall propose at any time (i) to take a record of the holders of its Common Stock for the purpose of declaring any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus, or offering for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (ii) to effect any reorganization or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iii) to effect any Liquidation Event; then, in connection with each such event, the Company shall send to the holders of Preferred Stock:

(A)   at least ten (10) days' prior written notice of (1) the date on which a record shall be taken for such dividend, distribution or subscription rights referred to in clause (i) above (and specifying the date on which the holders of Common Stock shall be entitled thereto) or (2) the date for determining rights to vote, if any, in respect of the events referred to in clauses (ii) and (iii) above; and

(B)   in the case of the events referred to in clauses (ii) and (iii) above, at least ten (10) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for stock, securities, cash or other property deliverable upon the occurrence of such event).

The notice provisions set forth in this Section E.5(i) may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of at least 60% of the outstanding shares of Preferred Stock, voting as a separate class.

(j)   Reservation of Stock Issuable Upon Conversion.   The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Articles.

(k)   Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. Any such fractional share so resulting shall be paid in cash based on the then fair market value of a share of Common Stock.

6.   Preferred Stock Protective Provisions. So long as at least 1,500,000 shares of Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, excluding shares of Series A-5 Preferred Stock, the Company shall not (by way of amendment, merger, consolidation, reclassification or otherwise), without the vote or written consent by the holders of at least 60% of the outstanding shares of Preferred Stock, excluding shares of Series A-5 Preferred Stock, voting as a separate class:

(a)   Consummate a Liquidation Event;

(b)   Authorize, create or issue, or obligate itself to issue, a series of Preferred Stock (or any debt convertible into such series of Preferred Stock) having a preference over, or being on a parity with, the Series A Preferred Stock with respect to dividend rights or liquidation preferences, or if redeemable, as to redemption other than shares of Series A Preferred Stock authorized under this Restated Articles;

(c)   Amend, alter or repeal any provision of (i) these Restated Articles or (ii) the Company's Bylaws, if such articles of incorporation or bylaw amendment adversely affects the Preferred Stock vis a vis the Common Stock;

(d)   Alter or change the rights, preferences or privileges granted to or the restrictions imposed upon the Preferred Stock in such a way that adversely affects the Preferred Stock (subject to a series vote of each series of Preferred Stock which is adversely affected in a manner different than other series);

(e)   Purchase, redeem, or otherwise acquire any Common Stock or Preferred Stock of the Company; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock approved by the Board from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the right to repurchase such shares at cost upon the termination of such person's services;

(f)   Incur indebtedness for borrowed money in excess of $250,000 other than indebtedness (i) to fund working capital requirements of the Company such as bank credit lines or (ii) to fund purchases or capital leases of equipment;

(g)   Create or sell any subsidiary or joint venture in a transaction which either is not approved by the Board or which involves substantially all of the Company's intellectual property assets either (i) in the U.S. or (ii) outside of the U.S.

(h)   Declare, pay or set aside a dividend on any Common Stock or Preferred Stock of the Company (other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock); or

(i)   Increase or decrease the authorized number of directors of the Company.

Certain of the forgoing matters may also require a majority vote of the outstanding Preferred Stock pursuant to the California Corporations Code and for such purposes the outstanding Series A-5 Preferred Stock would vote and be factored in the majority vote calculation.

7.   Series A Protective Provisions. So long as at least 1,500,000 shares of Series A Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, excluding shares of Series A-5 Preferred Stock, the Company shall not (by way of amendment, merger, consolidation, reclassification or otherwise), without the vote or written consent by the holders of at least 60% of the outstanding shares of Series A Preferred Stock excluding shares of Series A-5 Preferred Stock, voting as a separate class:

(a)   increase the number of shares of preferred stock which are designated as Series A Preferred; or

(b)   Alter or change the rights, preferences or privileges granted to or the restrictions imposed upon the Series A Preferred Stock in such a way that adversely affects the Series A Preferred Stock in a manner different than other series of Preferred Stock.

Certain of the forgoing matters may also require a majority vote of the outstanding Series A Preferred pursuant to the California Corporations Code and for such purposes the outstanding Series A-5 Preferred Stock would vote and be factored in the majority vote calculation.

In addition, absent the vote or written consent by the holders of at least a majority of the outstanding shares of a particular series of Series A Preferred Stock, the Company shall not (a) increase the number of shares of such series or (b) alter or change the rights, preferences or privileges granted to or the restrictions imposed upon such series in such a way that adversely affects such series in a manner different than the other series of Series A Preferred Stock.

8.   Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section E.5 hereof, the shares so converted shall be cancelled and shall not be issuable by the Company. This Restated Articles shall be appropriately amended to effect the corresponding reduction in the Company's authorized capital stock.

9.   Notices. Any notice required by the provisions of this Section D to be given to the holders of shares of Preferred Stock shall be deemed given if such notice is deposited in the United States first class mail, postage prepaid, and addressed to each holder of record at his or her address appearing on the books of the Company or given by electronic communication in compliance with the provisions of California law, and shall be deemed sent upon such mailing or electronic transmission.

E.   The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Section E.

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, or other Liquidation Event, the assets of the Company shall be distributed as provided in Section E.2 hereof.

3.   Redemption. The Common Stock is not redeemable at the option of the holders thereof.

4.   Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

To the extent sections of state corporations codes, including without limitation the CCC, setting forth minimum requirements for the Company's retained earnings and/or net assets are applicable to the Company's repurchase of shares of Common Stock, such code sections shall not apply, to the greatest extent permitted by applicable law, with respect to repurchases by the Company of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this Company or any subsidiary pursuant to agreements under which the Company has the right to repurchase such shares at cost upon the occurrence of certain events, such as the termination of service to the Company. Distributions by the Company may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms may be defined in state corporations codes, including without limitation the CCC.

ARTICLE VI

A.   The liability of the directors of this Company for monetary damages shall be eliminated to the fullest extent permissible under California law. Any amendment, repeal or modification of any provision of this Article VIA, or the adoption of any provision in this Restated Articles inconsistent with this Article VIA, shall be prospective only and shall not adversely affect any right or protection of any director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such amendment, repeal, modification or adoption.

B.   This Company is authorized to provide indemnification of agents (as defined in Section 317 of the CCC) through bylaw provisions, agreements with agents, votes of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the CCC, subject only to the applicable limits set forth in Section 204 of the CCC with respect to actions for breach of duty to this Company and its shareholders. Any amendment, repeal or modification of any provision of this Article VIB or the adoption of any provision in this Restated Articles inconsistent with this Article VIB, shall be prospective only and shall not adversely affect any right or protection of an agent of the Company existing at the time of such amendment, repeal, modification, or adoption.

* * *

<u>Exhibit B</u>

Amended and Restated Voting Agreement

ONEDOME GLOBAL, INC.

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**") is made as of October 11, 2018, by and among OneDome Global, Inc., a California benefit corporation (the "**Company**"), the persons and entities listed on <u>Schedule A</u> attached hereto (the "**Holders**"), and the persons and entities listed on <u>Schedule B</u> attached hereto (the "**Investors**," and together with the Holders, the "**Shareholders**"). The Holders, the Investors and the Company are each a "**party**" and are collectively the "**parties**."

WHEREAS, certain of the Investors are purchasing shares of the Company's Series A-1, A-2, A-3, and/or A-4 Preferred Stock pursuant to that certain Series A Preferred Stock Purchase Agreement dated October 11, 2018, as it may be amended from time to time in accordance with the terms therein (the "Purchase Agreement") and certain of the Investors are purchasing shares of the Company's Series A-5 Preferred Stock (together with Series A-1, A-2, A-3 and A-4 Preferred Stock, the "Series A Stock") pursuant to those certain Subscription Agreements dated during December 2018 through April 2019, as they may be amended from time to time in accordance with the terms therein; and

WHEREAS, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement; and

WHEREAS, the Company's Amended and Restated Articles of Incorporation provides that (i) the authorized number of members of the Company's Board of Directors (the "**Board**") shall be fixed at four (4) members; (ii) the holders of the Series A Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board (the "**Series A Director**"); (iii) the holders of the Company's Common Stock (the "**Common Stock**"), voting as a separate class, shall be entitled to elect two (2) members of the Board (each a "**Common Director**"); and (iv) the holders of the Series A Stock and Common Stock, voting together as a single class and on an as-converted basis, shall be entitled to elect one (1) member of the Board (the "**Joint Director**"); and

WHEREAS, the Company, the Holders and the Investors believe it is in their best interests to provide for the future voting of their shares of the Company's capital stock with respect to the election of Board members and certain other matters as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants set forth in this Agreement, the parties agree as follows:

1.   <u>Board Matters</u>. During the term of this Agreement, to the extent they are entitled under the Company's Amended and Restated Articles of Incorporation, as it may be in effect from time to time (the "**Restated Articles**"), or applicable law to vote on any matter described herein, the Shareholders shall vote all of the shares of the Company's voting securities now or

hereafter owned by them, whether beneficially or otherwise, or with respect to which they exercise voting power (collectively, the "**Shares**"), as follows:

1.1   Board Size. The Shareholders shall vote or cause to be voted, whether at a meeting of shareholders or by written consent, all of their respective Shares to ensure that the number of directors constituting the Board shall be set and remain at four (4) directors.

1.2   Election of Directors. The Shareholders shall vote or cause to be voted, whether at a meeting of shareholders or by written consent, all of their respective Shares to ensure that the following persons are elected to the Board:

(a)   At each election of directors to elect Series A Directors, (i) one (1) person designated by Evolve (BVI) Holdings Ltd. ("**Evolve**"), for so long as Evolve and its Affiliates (as defined below) continue to beneficially own at least 50% of the shares of Common Stock of the Company originally purchased by it, including shares of Common Stock issued or issuable upon conversion of Series A Stock (as adjusted for stock splits, stock dividends, recapitalizations and the like), who shall initially be Bo Shao. In the event that Evolve is no longer entitled to designate a member of the Board pursuant to clause (i) herein, the holders of at least sixty percent (60%) of the outstanding shares of Series A Stock shall be entitled to designate such member of the Board pursuant to clause (ii) herein. Any vacancy occurring because of the death, resignation or removal of any Series A Director shall be filled pursuant to the provisions of this Section 1.2(a).

(b)   At each election of directors to elect Common Directors, two (2) persons designated by the holders of a majority of the outstanding shares of Common Stock held by all of the Holders who are then providing services to the Company as officers, employees or consultants, one of whom who shall be the Company's then current Chief Executive Officer, who shall initially be Bertram Meyer, and the other of whom shall initially be Leila Amirsadeghi. In the event that the Holders are no longer entitled to designate a member of the Board, the holders of a majority of the outstanding shares of Common Stock shall be entitled to designate such member of the Board. Any vacancy occurring because of the death, resignation or removal of any Common Director shall be filled pursuant to the provisions of this Section 1.2(b).

(c)   At each election of directors to elect the Joint Director, one (1) person who is acceptable to each Common Director and to the Series A Director, who shall initially be Parker Johnson. If both of the Common Directors and the Series A Director notify the Shareholders in writing that they wish to remove the Joint Director, the Shareholders shall, as soon as practicable thereafter, vote or act with respect to all of their respective Shares so as to remove the Joint Director. Any vacancy occurring because of the death, resignation or removal of the Joint Director shall be filled pursuant to the provisions of this Section 1.2(c); provided, however, that if each Common Director and the Series A Director are unable to agree on a replacement Joint Director, then such directorship shall remain vacant.

(d)   In the absence of any designation from the persons or groups with the right to designate a member of the Board pursuant to Section 1.2 hereof, the member of the Board previously designated by such persons or groups and then serving shall be re-elected if still eligible to serve as provided herein. Until such designee is chosen, the remaining members of the Board shall continue to operate as a fully functioning Board.

(e)   For purposes of this Agreement, "**Affiliate**" shall mean, with respect to any specified individual, firm, corporation, partnership, association, limited liability company, trust or other entity, any other individual, firm, corporation, partnership, association, limited liability company, trust or any other entity that, directly or indirectly, controls, is controlled by or is under common control with such person, including, without limitation, any general partner, managing member, officer or director of such person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same general partner or management company with, such person.

(f)   It is intended that Joint Director will not be an employee or stockholder of the Company or an Investor, or a member of the immediate family of any such person, but s/he may be an independent contractor of the Company or an Investor or affiliated with companies with whom the Company or an Investor has a commercial relationship, for example vendors or customers.

(g)   Notwithstanding anything else in this Section 1.2 above, if the holders of Series A Stock convert a sufficient number of their shares into Common Stock such that the holders of Series A Stock no longer have the right to exclusively designated a member of the Board pursuant to the Restated Articles then upon and following such conversion, the holders of Common Stock shall be entitled to elect all members of the Board. In such instance, the Shareholders hereby agree to vote or cause to be voted all Shares to elect persons who would have been chosen as the Series A Director, Common Directors, and Joint Director had such conversion not occurred.

1.3   Removal of Directors. The Shareholders shall vote or cause to be voted, whether at a meeting of shareholders or by written consent, all of their respective Shares to ensure that:

(a)   no member of the Board elected pursuant to Section 1.2 hereof shall be removed from office unless (i) such removal is directed or approved by the affirmative vote of the persons or groups entitled under Section 1.2 hereof to designate (or, as applicable, remove) such member of the Board, or (ii) the persons or groups entitled to designate such member of the Board pursuant to Section 1.2 hereof are no longer entitled to designate such member of the Board; and

(b)   upon the direction or affirmative vote of the persons or groups entitled under Section 1.2 hereof to designate a member of the Board, such member of the Board shall be removed from office.

2.   Drag-Along Right

2.1   Actions to be Taken. In the event that (i) the Board, (ii) the holders of at least sixty percent (60%) of the outstanding shares of Series A Stock (the "**Selling Investors**") voting as a separate class and (iii) the holders of at least majority of the outstanding shares of Common Stock voting as a separate class (collectively, the "**Electing Holders**") approve (x) a transaction or series of related transactions (1) that qualifies as a "**Liquidation Event**" as defined in the Restated Articles other than a liquidation, dissolution or winding up of the Company or (2) in which a Person, or a group of related Persons, acquires from shareholders of the Company shares representing at least a majority of the outstanding voting power of the Company (a "**Stock Sale**"; each of (x) and (y) referred to herein as a "**Company Sale**"), then each Shareholder hereby agrees:

(a)   if such Company Sale requires shareholder approval, with respect to all Shares that such Shareholder beneficially owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all such Shares in favor of such Company Sale (together with any related amendment to the Restated Articles required to implement such Company Sale) and to vote to oppose any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Company Sale;

(b)   if such Company Sale is structured as a Share Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Shareholder as is being sold by the Electing Holders to the person or entity to whom the Electing Holders propose to sell their Shares and, except as provided in Section 2.2 hereof, on the same terms and conditions as the Electing Holders;

(c)   to execute and deliver all documentation and take such other action in support of such Company Sale as shall reasonably be requested by the Company or the Electing Holders in order to carry out the terms and provisions of this Section 2, including without limitation executing and delivering instruments of transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, share certificates (duly endorsed for transfer and free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)   not to deposit, except as provided in this Agreement, any Shares of such Shareholder or any Affiliate thereof in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Company Sale;

(e)   to refrain from exercising any dissenters' or appraisal rights under applicable law with respect to such Company Sale;

(f)   if the consideration to be paid for the Shares includes any securities and receipt thereof by any Shareholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer with respect to such securities or (ii) the provision to any Shareholder of any information other than such information as a prudent issuer would furnish in an offering made solely to "accredited investors" as defined in Regulation D under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Shareholder, in lieu thereof, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities; and (g)　in the event that the Electing Holders, in connection with such Sale of the Company, appoint a Shareholder representative (the "**Shareholder Representative**") with respect to matters affecting the Shareholders under the applicable definitive transaction agreements following consummation of such Company Sale, (x) to consent to (i) the appointment of such Shareholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification with respect to such Shareholder Representative or with any provision of funds for such Shareholder Representative to conduct his or her duties, and (iii) the payment of such Shareholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Shareholder Representative in connection with such Shareholder Representative's services and duties in connection with such Company Sale and its related service as the representative of the Shareholders, and (y) not to assert any claim or commence any suit against the Shareholder Representative or any other Shareholder with respect to any action or inaction taken or failed to be taken by the Shareholder Representative in connection with its service as the Shareholder Representative, absent fraud or willful misconduct.

2.2　Exceptions.　Notwithstanding the foregoing, a Shareholder will not be required to comply with Section 2.1 hereof in connection with any Company Sale unless:

(a)　any representations and warranties to be made by such Shareholder in connection with the Company Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shareholder's Shares;

(b)　such Shareholder shall not be liable for the inaccuracy of any representation or warranty made by any other person or entity in connection with the Company Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any identical representations, warranties and covenants provided by all shareholders);

(c)　the liability for indemnification, if any, of such Shareholder in the Company Sale and for the inaccuracy of any representations and warranties made by the Company in connection with such Company Sale is several and not joint with any other person or entity (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any identical representations, warranties and covenants provided by all shareholders), and is pro rata in proportion to, and does not exceed, the amount of consideration payable to such Shareholder in connection with such Company Sale;

(d)　the liability of such Shareholder shall be limited to such Shareholder's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Company Sale) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to such Shareholder in connection with such Company Sale, except with respect to claims related to fraud by such Shareholder, the liability for which need not be limited as to such Shareholder;

(e)   upon the consummation of such Company Sale, (i) each holder of each class or series of the Company's capital stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Series A Stock will receive the same amount of consideration per share of such series of Series A Stock as is received by other holders in respect of their shares of such series of Series A Stock, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least sixty percent (60%) of the outstanding shares of Series A Stock elect to receive a lesser amount by written notice given to the Company at least ten (10) days prior to the effective date of any such Company Sale, the aggregate consideration receivable by all holders of the Series A Stock and Common Stock shall be allocated among the holders of Series A Stock and Common Stock on the basis of the relative liquidation preferences to which they are entitled in a Liquidation Event in accordance with the Restated Articles in effect immediately prior to the Company Sale; provided, however, that if the consideration to be paid for the Shares includes any securities and receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer with respect to such securities or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would furnish in an offering made solely to "accredited investors" as defined in Regulation D under the Securities Act, the Company may cause to be paid to any such Shareholder, in lieu thereof, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares;

(f)   subject to Section 2.2(e) hereof, if any holders of a class or series of capital stock are given an option as to the form and amount of consideration to be received as a result of the Company Sale, all holders of such class or series of capital stock will be given the same option; and

(g)   no Investor nor any of its Affiliates shall be required to enter into any non-competition or non-solicitation agreement or other agreement that limits or restricts its or its Affiliates' business or activities and no Investor shall be required to enter into any release of claims other than those arising solely in such Investor's capacity as a stockholder of the Company.

2.3   Nothing in Section 2.2 hereof shall be construed to mean that any director, officer or employee of the Company shall be excused from executing other standard agreements or documents or undertaking additional or different obligations than those that would be executed in such person's capacity as a shareholder of the Company in connection with such Company Sale.

2.4   Restrictions on Sales of Control of the Company. No Shareholder shall be a party to any Share Sale unless all holders of Series A Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Articles in effect immediately prior to the Share Sale (as if such transaction were a Liquidation Event), unless the holders of at least sixty percent (60%) of the Series A Preferred Stock elect otherwise by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions; provided, however, that, if the Share Sale occurs as a series of related transactions, the sale of Company capital stock by a Shareholder shall not be deemed to be part of such Share Sale unless (a) such Shareholder had knowledge of the related transactions and (b) the purchaser of such shares of Company capital stock is acquiring such shares for the purpose of effecting the Share Sale.

3.　　　Successors in Interest of the Shareholders.　The provisions of this Agreement shall be binding upon the successors in interest of the Shareholders to any of the Shareholders' Shares.　The Company shall not permit the transfer of any Shareholders' Shares on its books or issue a new certificate representing any Shareholders' Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, satisfactory in form and substance to the Company, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was a Shareholder hereunder (and in such event, such person shall be deemed a Shareholder hereunder).　Any signed accession agreement to this Agreement by such successor shall satisfy such purpose and, in such instance, no other signatory hereto (except the Company) shall be required.

4.　　　Covenants of the Company.　The Company shall use reasonable best efforts to take all actions required to ensure that the rights given to the Shareholders hereunder are effective and that the Shareholders enjoy the benefits thereof.　Such actions include, without limitation, the use of the Company's reasonable best efforts to cause the nomination of the designees, as provided herein, for election as directors of the Company.　The Company will not, by any voluntary action or voluntary omission, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the Shareholders against impairment.

5.　　　No Liability for Election of Recommended Directors; No "Bad Actor" Designees5.1　Neither the Company, the Shareholders, nor any officer, director, shareholder, partner, employee or agent of such party, makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

5.2　　　Each person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.　Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**."　Each person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (a) not to designate or participate in the designation of any director designee who, to such person's knowledge, is a Disqualified Designee and (b) that in the event such Person becomes aware that any individual previously designated by any such person is or has become a Disqualified Designee, such person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

6. <u>Grant of Proxy; Power of Attorney</u>. If a Shareholder fails to vote such Shareholder's Shares or take such other action as may be required by the terms and conditions of this Agreement, such Shareholder, by execution of this Agreement, shall be deemed to have granted to the Company a proxy and/or power of attorney, and appointed the Company as such Shareholder's attorney-in-fact, for the purpose of voting the Shares held by such Shareholder and executing and delivering, in the name and on behalf of such Shareholder, all consents, waivers, agreements and other documents required to be executed and delivered by such Shareholder pursuant to this Agreement. Should the provisions of this Agreement be construed to constitute the granting of a proxy, such proxy shall be deemed coupled with an interest and shall be irrevocable for the term of this Agreement.

7. <u>Specific Enforcement</u>. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

8. <u>Remedies Cumulative</u>. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

9. <u>Termination</u>. This Agreement shall terminate upon the earliest to occur of (a) the written consent of the Company, the holders of at least sixty percent (60%) of the outstanding shares of Series A Stock, and the holders of a majority of the outstanding shares of Common Stock then held by all of the Holders who are then providing services to the Company as officers, employees or consultants, if any; (b) the consummation of the Company's initial public offering on a firm underwriting basis pursuant to a registration statement filed and declared effective under the Securities Act of 1933, as amended, in which all of the Series A Stock is converted into Common Stock; or (c) the consummation of a Liquidation Event, as defined in the Restated Articles.

10. <u>Amendments and Waivers</u>. Any term hereof may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each of (a) the Company, (b) the holders of at least sixty percent (60%)of the outstanding shares of Series A Stock, and (c) the holders of a majority of the outstanding shares of Common Stock then held by all of the Holders who are then providing services to the Company as officers, employees or consultants, if any. Notwithstanding the foregoing, Section 1.2(a)(i)hereof shall not be amended or waived without the written consent of Evolve so long as Evolve continues to have the right to designate a member of the Board as provided therein. Any amendment or waiver so effected shall be binding upon the Company, each Shareholder and their respective successors and assigns.

11.   Stock Splits, Stock Dividends, etc. In the event of any stock split, stock dividend, recapitalization, reorganization, or the like, any securities issued with respect to the Shares shall become "Shares" for purposes of this Agreement, and shall be endorsed with any legend required by this Agreement.

12.   Legends on Share Certificates. Each certificate representing any Shares shall be endorsed by the Company with a legend reading substantially as follows:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE ISSUER), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH VOTING AGREEMENT.

13.   Severability. If any provision of this Agreement is held to be illegal or unenforceable under applicable law, (a) such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, and (b) the parties shall, to the extent permissible by applicable law, amend this Agreement, or enter into a voting trust agreement under which the Shares shall be transferred to the voting trust created thereby, so as to make effective and enforceable the intent of this Agreement.

14.   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

15.   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

16.   Governing Law. This Agreement shall be governed by and construed under the laws of the State of California, without regard to the conflict of laws provisions thereof. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in Santa Clara County in the State of California (or in the event of exclusive federal jurisdiction, the courts of the Northern District of California).

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE

FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

17.   Counterparts; Electronic Signatures.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile signature, PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com) and upon such delivery the facsimile signature, PDF or electronic signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

18.   Attorney's Fees.   If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such party may be entitled.

19.   Successors and Assigns.   The provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

20.   Entire Agreement.   This Agreement and the documents referred to herein constitute the full and entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersedes all understandings, agreements, representations, warranties, commitments, whether written or oral, prior to the date hereof regarding such subject matter.   No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants in connection with the subject matter of this Agreement made on or before the date of this Agreement, whether made orally or in writing, except as specifically set forth in this Agreement.

21.   Notices.   Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing, addressed (a) if to a Holder, as indicated on the List of Holders attached hereto as Schedule A, or at such other address as such Holder shall have furnished to the Company in writing at least ten (10) days prior to any notice to be given hereunder, (b) if to an Investor, as indicated on the List of Investors attached hereto as Schedule B, or at such other address as such Investor shall have furnished to the Company in writing at least ten (10) days prior to any notice to be given hereunder, or (c) if to the Company, at its principal office, Attention: Chief Executive Officer, or at such other address as the Company shall furnish to each Investor in writing at least ten (10) days prior to any notice to be given hereunder.   All such notices and other written communications shall be deemed effectively given upon personal delivery to the party to be notified (or upon the date of attempted delivery

where delivery is refused) or, if sent by facsimile, upon receipt of appropriate written confirmation of receipt, or, if sent by mail, five (5) days after deposit with the United States Postal Service, or, if sent by air courier, one (1) day after deposit with a next day air courier, with postage and fees prepaid and addressed to the party entitled to such notice, or, if sent by electronic mail, when directed to any electronic mail address set forth on <u>Schedule A</u> and/or <u>Schedule B</u> hereto.

        22.   <u>Additional Signatories</u>. In the event that after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to such person (other than as described in Section 11 above), then (i) the Company shall cause such person, as a condition precedent to the issuance of such capital stock, to become a party to this Agreement by executing an Adoption Agreement substantially in the form attached hereto as Exhibit A (the "Adoption Agreement"), agreeing to be bound by and subject to the terms of this Agreement as a Holder or Investor, as applicable (and a a Stockholder) hereunder and thereafter such person shall be deemed a Holder or Investor, as applicable (and a Stockholder) for all purposes under this Agreement and (ii) notwithstanding Section 10, no consent shall be necessary to add such person as a signatory to this Agreement.

        23.   <u>Aggregation of Stock</u>. All shares of capital stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year hereinabove first written.

SCHEDULE A

LIST OF HOLDERS

Name and Address
[Name] [Address] [Address] Email: [Email]
[Name] [Address] [Address] Email: [Email]
[Name] [Address] [Address] Email: [Email]

SCHEDULE B

LIST OF INVESTORS

Name and Address
[Name] [Address] [Address] Email: [Email]
[Name] [Address] [Address] Email: [Email]
[Name] [Address] [Address] Email: [Email]

4819-6912-2163.v2

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("Adoption Agreement") is executed by the undersigned (the "New Owner") pursuant to the terms of that certain Voting Agreement dated as of October __, 2018 (the "Agreement") by and among OneDome Global, Inc., a California benefit corporation (the "Company") and certain of its stockholders. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the New Owner agrees as follows:

(1)   Acknowledgment. New Owner acknowledges that New Owner is acquiring certain shares of the capital stock of the Company (the "Stock")[or options, warrants or other rights to acquire such Stock], for one of the following reasons (Check the appropriate box):

☐   as a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, New Owner shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   as a transferee of Shares from a party in such party's capacity as a "Holder" bound by the Agreement, and after such transfer, New Owner shall be considered a "Holder" and a "Stockholder" for all purposes of the Agreement.

☐   in accordance with Section 22 of the Agreement, as a new party, in which case New Owner will be a "Holder" and a "Stockholder" for all purposes of the Agreement (or if the Shares are Series A Stock, then as an Investor and Stockholder for all purposes of the Agreement)..

(2)   Agreement. New Owner (a) agrees that the Shares acquired by New Owner shall be bound by and subject to the terms of the Agreement, and (b) hereby adopts the Agreement with the same force and effect as if New Owner were originally a party thereto.

(3)   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address listed beside New Owner's signature below.

[Signature]

ONEDOME GLOBAL, INC.
VOTING AGREEMENT ADOPTION AGREEMENT
SIGNATURE PAGE